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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                FINAL AMENDMENT
                                       TO
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        REPUBLIC ENGINEERED STEELS, INC.
                           (NAME OF SUBJECT COMPANY)

          BLACKSTONE CAPITAL PARTNERS II MERCHANT BANKING FUND, L.P.*
                 BLACKSTONE OFFSHORE CAPITAL PARTNERS II, L.P.*
               BLACKSTONE FAMILY INVESTMENT PARTNERSHIP II, L.P.*
                        THE VERITAS CAPITAL FUND, L.P.*
                                     AND
                           RES HOLDING CORPORATION
                                  (BIDDERS)

                            ------------------------

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   760391102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               DAVID A. STOCKMAN
                            RES HOLDING CORPORATION
                            C/O THE BLACKSTONE GROUP
                                345 PARK AVENUE
                               NEW YORK, NY 10154
                           TELEPHONE: (212) 935-2626
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   Copies to:

                   ROBERT L. FRIEDMAN, ESQ.                                         BENJAMIN M. POLK, ESQ.
                  SIMPSON THACHER & BARTLETT                                  WHITMAN BREED ABBOTT & MORGAN LLP
                     425 LEXINGTON AVENUE                                              200 PARK AVENUE
                   NEW YORK, NEW YORK 10017                                        NEW YORK, NEW YORK 10166
                  TELEPHONE: (212) 455-2000                                       TELEPHONE: (212) 351-3000

     * None of Blackstone Capital Partners II Merchant Banking Fund, L.P., Blackstone Offshore Capital Partners II, L.P., Blackstone Family Investment Partnership II, L.P. or The Veritas Capital Fund, L.P. admits that it is a "bidder" for purposes of the Offer within the meaning of Rule 14d-1(e)(1).

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     This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on July 30, 1998 and amended by Amendment No. 1 on August 27, 1998 and by Amendment No. 2 on September 8, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by RES Acquisition Corporation, a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of RES Holding Corporation, a Delaware corporation ("the Parent"), to purchase all of the outstanding shares of Common Stock, $.01 par value per share (the "Shares"), of Republic Engineered Steels, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer of Purchase.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:


     On September 21, 1998, the Purchaser consummated the Merger, whereby it merged with and into the Company with the Company continuing as the surviving corporation in the Merger. The Merger became effective at 1:30 p.m. on Monday, September 21, 1998. Because the Purchaser had acquired at least 90% of the Shares (and had acquired the Company's single outstanding share of Special Preferred Stock), the Merger was effected without a meeting of the stockholders of the Company. As a result of the Merger, the Company became a wholly owned subsidiary of the Parent and each outstanding Share (other than Shares held by the Company, the Purchaser, or the Parent, which were cancelled, and other than Shares, if any, for which stockholders properly exercise appraisal rights under applicable state law) was cancelled, extinguished and converted into the right to receive $7.25 in cash, without interest thereon, less any applicable withholding taxes.




     On September 22, 1998, the Parent filed a Form 15 with the Securities and Exchange Commission to deregister the Shares under the Exchange Act, and on September 21, 1998, the Parent requested that the NASD delist the Shares from the Nasdaq National Market.



ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:


     Pursuant to the Offer, which expired at 12:00 Midnight, New York City time, on Friday, September 4, 1998, the Purchaser ultimately acquired 19,255,579 Shares. Prior to the Merger such Shares represented approximately 97.7% of the Shares outstanding.


ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:


     The information provided in this Final Amendment under Item 5 and Item 6 is incorporated herein by reference.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.*

                                          BLACKSTONE CAPITAL PARTNERS II
                                            MERCHANT BANKING FUND, L.P.*

                                          By: BLACKSTONE MANAGEMENT ASSOCIATES
                                                II, L.L.C.,
                                                its general partner

                                              By: /s/ DAVID STOCKMAN
                                                 -------------------------------
                                                 NAME: DAVID STOCKMAN
                                                 TITLE: Member

                                          BLACKSTONE OFFSHORE CAPITAL PARTNERS
                                            II, L.P.*

                                          By: BLACKSTONE MANAGEMENT ASSOCIATES
                                                II, L.L.C.,
                                                its investment general partner

                                              By: /s/ DAVID STOCKMAN
                                                 -------------------------------
                                                 NAME: DAVID STOCKMAN
                                                 TITLE: Member

                                          BLACKSTONE FAMILY INVESTMENT
                                            PARTNERSHIP II, L.P.*

                                          By: BLACKSTONE MANAGEMENT ASSOCIATES
                                                II, L.L.C.,
                                                its general partner

                                              By: /s/ DAVID STOCKMAN
                                                 -------------------------------
                                                 NAME: DAVID STOCKMAN
                                                 TITLE: Member

                                          THE VERITAS CAPITAL FUND, L.P.*

                                          By: VERITAS CAPITAL MANAGEMENT,
                                                L.L.C.,
                                                its general partner

                                              By: /s/ ROBERT MCKEON
                                                 -------------------------------
                                                 NAME: ROBERT MCKEON
                                                 TITLE: Member

                                          RES HOLDING CORPORATION

                                              By: /s/ DAVID STOCKMAN
                                                 -------------------------------
                                                 NAME: DAVID STOCKMAN
                                                 TITLE: President





Date: September 22, 1998


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*  None of Blackstone Capital Partners II Merchant Banking Fund, L.P.,
   Blackstone Offshore Capital Partners II, L.P., Blackstone Family Investment Partnership II, L.P., or The Veritas Capital Fund, L.P., admits that it is a "bidder" for purposes of the Offer within the meaning of Rule 14d-1v(e)(1).

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